UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

        (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission File No. 1-13455

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

TETRA Technologies, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm (Successor Firm)	2
Report of Independent Registered Public Accounting Firm (Predecessor Firm)	3
Audited Financial Statements

Supplemental Schedule*

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	12

Exhibit	13
Signatures	14

*Note	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
TETRA Technologies, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2025.
Houston, Texas

June 26, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the
TETRA Technologies, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/Calvetti Ferguson
We have served as the Plan’s auditor from 2020 to 2024.
Houston, Texas

June 27, 2024

TETRA Technologies, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
ASSETS
Investments at fair value	$97,289,264	$90,360,319
Notes receivable from participants	2,444,849	1,653,331
Uninvested cash	68	37
Net assets available for benefits	$99,734,181	$92,013,687

See accompanying Notes to Financial Statements.

TETRA Technologies, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

Additions:
Participant contributions	$7,092,744
Rollover contributions	517,636
Employer contributions	2,740,947
Interest and dividends	2,995,531
Interest income on notes receivable from participants	170,102
Total additions	13,516,960

Deductions:
Benefits paid to participants	14,350,151
Administrative expenses	1,942
Total deductions	14,352,093

Net gain in fair value of investments	8,555,627

Net increase	7,720,494

Net assets available for benefits:
Beginning of year	92,013,687
End of year	$99,734,181

See accompanying Notes to Financial Statements.

TETRA Technologies, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024

1. Description of Plan

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan, as amended and restated (the Plan) is provided for general information only. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from TETRA Technologies, Inc. (the Company or Plan Administrator).

General

The Plan, which initially became effective January 1, 1990, is a profit sharing plan as defined by Section 401(a) of the Internal Revenue Code of 1986, as amended (the IRC) and contains a provision for salary reduction contributions under Section 401(k) of the IRC. Effective January 1, 2021, the Plan and related Trust Agreement were amended and restated by adopting a pre-approved defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the designated administrator of the Plan and the Plan is advised by the 401(k) Committee, which currently consists of certain employees of the Company. T. Rowe Price Trust Company (TRP or Trustee) is the trustee of the Plan.

Eligibility

Employees who have attained age 18 are eligible to participate in the Plan beginning on the first day of any calendar month coincident with or following completion of thirty days of service. However, the following employees or classes of employees are not eligible to participate: (i) employees who are non-resident aliens and who receive no earned income from the Company which constitutes income from sources within the United States; (ii) leased employees; and (iii) employees who are residents of Puerto Rico.

Contributions

The Company may contribute an amount equal to a specified matching percentage of the participant’s elective contribution other than “catch-up” contributions. The Company matches contributions of 50% of the first 8% of the participant's elective contributions each pay period. The maximum elective contribution limit is 70% of the employee's eligible compensation as defined by the Plan. Contributions for each participant are limited in any calendar year to annual regular pre-tax contributions and contributions on an after-tax Roth 401(k) basis up to the applicable combined contribution limits as determined pursuant to the IRC. In addition, employees who are, or will be, age 50 or older by the end of the year may make catch-up contributions up to the applicable contribution limits as determined pursuant to the IRC. Unless the employee elects otherwise, 4% of each eligible employee’s compensation is automatically contributed to the Plan on a pre-tax basis. The Plan provides an automated service which increases the employee’s elective contribution rate by 2% at the same time each year until a 6% elective contribution rate has been reached. The employee is reminded annually before any such increase takes place and can elect to change the elective contribution rate at any time by contacting TRP. Employees have the option to change their elective contribution rate in accordance with the Plan. The 8% elective contribution rate or higher is the amount needed to take advantage of the full Company match, during periods of time when the Company match is paid. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution would be allocated to Plan participants, who are employed on December 31 of such year, in the same ratio that each participant’s eligible Plan compensation bears to the total eligible Plan compensation of all participants. No profit sharing contribution was made for 2024.

Participants have the right to direct the investment of their contributions, including the Company’s matching contributions and profit sharing, if any, into any of the investment options offered by the Plan. Participant contributions and Company contributions for which no participant investment direction is given are automatically allocated to age-appropriate target-date mutual funds. These target-date mutual funds provide an asset allocation and investment strategy based on a future retirement date. If the contributions of a participant are automatically allocated to a target-date mutual fund, the participant may elect to change such investments in accordance with the Plan.

Company Stock Fund
The Plan permits participants to invest in common stock of the Company through the Plan’s Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities. The Plan limits the amount a participant can invest in the Company Stock Fund, to encourage diversification of participants’ accounts. Each participant may direct up to a maximum of 25% of their contributions to the Company Stock Fund. In addition, a participant may transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in no more than 25% of the participant’s total account balance being invested in the Company Stock Fund.
Vesting

Participants are immediately vested in their elective contributions, as adjusted for earnings and losses thereon. Vesting in the matching contribution and profit sharing contribution portions of their accounts, if any, as adjusted for earnings and losses thereon, is based on years of service. Participants become 50% vested in matching contributions and profit sharing contributions after two years of service, and 100% vested after three years of service. Upon a participant’s death, disability or normal retirement, the participant becomes 100% vested in his or her entire account. Except as otherwise described herein, participants forfeit any non-vested matching contribution and profit sharing contribution portions of their accounts in the Plan upon termination of employment with the Company.

Benefit Payments and Forfeitures

Upon termination of employment for any reason, a participant’s vested balance is payable in a lump sum or installments. Amounts which are forfeited by participants due to termination of employment may be used as a credit against the Company’s matching and profit sharing contributions, if any. During 2024, $340,388 of employer contributions were funded by using forfeited non-vested accounts. Cumulative forfeitures relating to prior-period activity and available to be applied against any future Company-paid matching contributions or profit sharing contributions were approximately $71,525 and $13,224 as of December 31, 2024 and 2023, respectively.

Plan Amendment and Termination

The Company has the right under the Plan to amend or terminate the Plan, subject to applicable law. In the event of Plan termination, participants would become 100% vested in their accounts, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination.

Notes Receivable from Participants

Participants, during their time of employment, may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of the participant’s primary residence. The loans are secured by the balances in the participants’ accounts and bear interest at rates established at the inception of the loan, set at one percentage point higher than the Prime lending rate as posted in the Wall Street Journal (or similar financial publication). Principal and interest are paid ratably, generally through payroll deductions.

Administrative Expenses

Certain administrative expenses are paid by the Company. Certain administrative fees are paid by participants through their Plan accounts. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and schedule. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowances for credit losses have been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Contributions

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Benefit Payments

Benefit payments are recorded upon distribution.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Refer to Note 3 for further discussion and disclosures related to fair value.

Short-term investments are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest priority input that is significant to the fair value measure in its entirety. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following tables set forth by level within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
TETRA Technologies, Inc. common stock	$2,221,968	$—	$—	$2,221,968
Mutual funds	91,839,891	—	—	91,839,891
	$94,061,859	$—	$—	$94,061,859
Investments measured at net asset value:
Stable Value Fund (a)				3,227,405
Total assets at fair value				$97,289,264

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
TETRA Technologies, Inc. common stock	$2,513,665	$—	$—	$2,513,665
Mutual funds	83,987,543	—	—	83,987,543
	$86,501,208	$—	$—	$86,501,208
Investments measured at net asset value:
Stable Value Fund (a)				3,859,111
Total assets at fair value				$90,360,319

(a)    This category includes a common/collective trust fund that is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions, no unfunded commitments, and the redemption period is daily; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The estimated fair value of this fund is based on the net asset value as reported by the issuer of the fund, which is determined based on the fair value of the underlying investment contracts in the fund.

The Plan’s valuation methodology used to measure the fair values of Company stock and mutual funds were derived from quoted market prices, as these instruments have active markets. Common collective trust fund is measured at net asset value as determined by the issuer. The net asset value is used as a practical expedient to estimate fair value.

4. Income Tax Status

The underlying non-standardized pre-approved profit sharing plan has received an advisory letter from the Internal Revenue Service (IRS) dated August 19, 2020, stating that the form of the Plan is qualified under Section 401 of the IRC, and therefore, the related trust is tax exempt. The Plan Administrator has determined that it is eligible to, and has chosen to, rely on the current IRS advisory letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken. The Plan has not recognized interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no such audits in progress for any tax periods.

5. Risks and Uncertainties

The Plan provides for investments in various investment securities, that in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

6. Related Party Transactions

Certain investments of the Plan are managed by TRP, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company's common stock and these transactions also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

T. Rowe Price Retirement Plan Services, Inc. provides certain administrative services to the Plan pursuant to a Plan Recordkeeping Agreement (the “Agreement”) between the Company and T. Rowe Price Retirement Plan Services, Inc. T. Rowe Price Retirement Plan Services, Inc. receives fees and/or credits from non-proprietary investments for the provision of recordkeeping, administrative, and shareholder services T. Rowe Price Retirement Plan Services, Inc. provides to the investments. This revenue is used to offset certain amounts owed to T. Rowe Price Retirement Plan Services, Inc. for its administrative services provided to the Plan.

If the revenue received by T. Rowe Price Retirement Plan Services, Inc. from such investments does not exceed the amount owed under the Agreement, T. Rowe Price Retirement Plan Services, Inc. will bill the Company on a quarterly basis. The Plan or the Company may make a payment to T. Rowe Price Retirement Plan Services, Inc. for administrative expenses not covered by the sharing of the excess revenue.

7. Subsequent Events

The Company has evaluated subsequent events through June 26, 2025, the date these financial statements were issued. No events have occurred that required either adjustment to, or disclosure in, these financial statements.

Supplemental Schedule

TETRA Technologies, Inc. 401(k) Retirement Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 74-2148293      PN: 001
December 31, 2024

	Identity of Issue, Borrower,		Current
	Lessor, or Similar Party	Description of Investment	Value
*	T. Rowe Price	Retirement 2040 Fund	$9,057,391
*	T. Rowe Price	Retirement 2045 Fund	8,503,635
*	T. Rowe Price	Retirement 2030 Fund	8,054,355
*	T. Rowe Price	Retirement 2050 Fund	7,355,266
*	T. Rowe Price	Retirement 2035 Fund	7,152,358
	Vanguard	Growth Index Admiral	6,748,970
	JP Morgan	Large Cap Growth G6	6,049,197
*	T. Rowe Price	Retirement 2025 Fund	6,025,402
*	T. Rowe Price	Retirement 2055 Fund	5,990,191
	American Funds	Washington Mutual Investors Fund R6	4,774,416
*	T. Rowe Price	Retirement 2020 Fund	2,733,908
	Carillon	Eagle Mid Cap Growth	2,480,810
*	T. Rowe Price	Retirement 2060 Fund	2,344,113
	Vanguard	Interm Term Bond Ind	2,264,651
	Vanguard	Mid-Cap Index Admiral	2,046,636
	Victory Sycamore	Established Value Fund	1,324,777
*	T. Rowe Price	Retirement 2065 Fund	1,179,732
*	T. Rowe Price	Retirement 2010 Fund	1,122,724
	Vanguard	Value Index Admiral	1,092,093
	American Funds	EuroPacific Growth R5	878,187
	UBVLX	Undiscovered Managers Behavioral Value L	737,822
	Vanguard	Small Cap Index Admiral	730,500
*	T. Rowe Price	Retirement 2015 Fund	619,326
	PIMCO	Income Inst	524,660
*	T. Rowe Price	Integrated U.S. Small-Cap Growth Equity Fund	493,231
	Vanguard	Treasury Money Market	359,146
	MFS	International Intrinsic Value R4	326,358
*	T. Rowe Price	Retirement 2005 Fund	301,260
	American	New World R6	135,637
	Vanguard	Short Term Inv Gr	84,947
	Vanguard	Developed Markets Index Admiral	82,832
	MFS	Aggressive Growth Alloc R4	74,583
	MFS	Growth Allocation R4	64,725
	PIMCO	Short-Term Inst	58,538
	Columbia	Overseas Value Instl	29,504
*	T. Rowe Price	Retire Bal Inv	15,289
	MFS	Moderate Allocation R4	15,258
	Vanguard	Long-Term Inv Growth Admiral	7,356
	MFS	Conservative Allocation R4	107
	Total mutual funds		91,839,891
*	T. Rowe Price	Stable Value Fund	3,227,405
*	Notes Receivable from Participants	Participant Loans with various maturities and interest rates ranging from 4.25% to 9.50%	2,444,849
*	TETRA Technologies, Inc.	Company Stock	2,221,968
	Cash and cash equivalents		68
	Net assets available for benefits		$99,734,181
* Party-in-interest

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1*	Consent of Independent Registered Public Accounting Firm (Successor Auditor)
23.2*	Consent of Independent Registered Public Accounting Firm (Predecessor Auditor)
*    Filed with this report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRA Technologies, Inc. 401(k)
Retirement Plan

By:	/s/Elijio V. Serrano
Elijio V. Serrano
Senior Vice President and Chief Financial Officer
TETRA Technologies, Inc.

Date: June 26, 2025